Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax
Press Release
NOVA Chemicals announces plans for multiple projects in Sarnia region
Company will continue to evaluate options for a second Advanced SCLAIRTECHTM technology facility
Calgary, Alberta (December 18, 2013) - NOVA Chemicals Corporation (NOVA Chemicals) today announced its decision to move forward with the second phase of its NOVA 2020 growth strategy in Ontario, Canada, and to continue to evaluate options for a second Advanced SCLAIRTECH technology (AST) facility.
This next phase of the NOVA 2020 growth strategy, anticipated to take place over the 2014 to 2018 timeframe, will concentrate on several cost-effective expansions and upgrades to NOVA Chemicals’ existing facilities in the Sarnia, ON region, including:

•	Expanding the Corunna cracker ethylene manufacturing capacity by approximately 20%;

•	Pursuing a debottleneck at the Moore low-density polyethylene (PE) line; and

•	Pursuing a retrofit of the Moore high-density PE line.
These projects are intended to build on the impact of the Corunna cracker conversion to utilize up to 100% natural gas liquids (NGLs) to enhance NOVA Chemicals’ capabilities to meet growing and more sophisticated customer demands.
During this period, NOVA Chemicals will continue to investigate options for a second AST facility, which could be located in Ontario, the U.S. Gulf Coast or elsewhere in the world, and which would be implemented in the final phase of the NOVA 2020 growth strategy.
“We are excited to move forward with the next phase of growth for our Eastern Canadian Olefins and PE assets, building on the imminent completion of our Corunna feedstock conversion project. In parallel with the planned implementation of these projects, which could represent investment exceeding $300 million, we will continue to investigate options for a second AST facility,” stated NOVA Chemicals CEO Randy Woelfel. “We believe phasing of implementation of the NOVA 2020 projects is the optimal path forward to maintain NOVA Chemicals’ financial strength and optionality while recognizing the market challenges for project implementation.”
Work continues to progress on other projects within the first phase of the NOVA 2020 portfolio, including:

•
Revamping the Corunna, Ontario cracker facility to utilize cost-competitive NGL feedstocks with project completion targeted for Q1 2014. Ethane from the Marcellus Shale Basin is currently accumulating in local Sarnia storage for introduction as a Corunna feedstock shortly; and

•	Building a world-scale gas-phase PE reactor at the Joffre, Alberta facility, to provide customers with a complete set of LLDPE offerings, which is expected to be mechanically complete in Q1 2016.
About NOVA 2020
NOVA 2020 is NOVA Chemicals long-term asset strategy to capitalize on emerging feedstock opportunities and growing North American demand.

NOVA 2020 lays out the strategic direction and vision of the organization. As NOVA Chemicals evolves its asset base to support leadership in the markets it serves, this endeavor will not only help deliver more capacity to customers, but also maximize the value generated by NOVA Chemicals’ business.
About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.
Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: 412.490.4952
E-mail: pace.markowitz@novachem.com
is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.
Advanced SCLAIRTECH™ is a trademark of NOVA Chemicals.
Forward Looking Statements: This news release contains forward-looking statements regarding NOVA Chemicals decision to move forward with the second phase of its NOVA 2020 growth strategy in Ontario, Canada, and to continue to evaluate options for a second Advanced SCLAIRTECH technology facility. By their nature, forward-looking statements involve assumptions, known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on March 1, 2013 as well as other filings with the SEC which can be obtained on the Company’s website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.